(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	February 13, 2007

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Robb Lamont

RE:	Variable Insurance Products Fund IV (the trust):

Consumer Discretionary Portfolio
Energy Portfolio
Financial Services Portfolio
Health Care Portfolio
Industrials Portfolio
Strategic Income Portfolio
Technology Portfolio
Utilities Portfolio (the funds)

File Nos. 002-84130 and 811-03759
Post-Effective Amendment No. 86

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 86 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated June 14, 2001, July 1, 2006, and January 1, 2007, is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for Consumer Discretionary Portfolio, Energy Portfolio, Financial Services Portfolio, Health Care Portfolio, Industrials Portfolio, Technology Portfolio, and Utilities Portfolio (Initial Class and Investor Class), and Strategic Income Portfolio (Initial Class, Service Class, Service Class 2 and Investor Class). The documents have been tagged to indicate modifications and editorial changes made since the last definitive filing. The funds are currently available for investment only by separate accounts of both affiliated and unaffiliated insurance companies to fund their variable life insurance contracts and variable annuity contracts.

This filing serves to update and enhance certain disclosure, incorporate supplements to the Prospectuses and Statements of Additional Information, incorporate changes that were presented to shareholders at a meeting held on September 20, 2006, and implement certain editorial changes.

Pursuant to Rule 485(a), the trust elects an effective date of April 30, 2007. We request your comments by March 15, 2007.

Please contact Lillie Lucas at (617) 563-4234 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Patricia Nadeau
Patricia Nadeau
Legal Product Group